

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 27, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 26, 2025, The Nasdaq Stock Market (the "Exchange") received from FIGX Capital Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and

one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant

exercisable for one Class A ordinary share at an

exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi